Press Release – 5th October 2007

LONDON, United Kingdom: Crew Gold Corporation ("Crew" or "the Company") (TSX: CRU) (OSE: CRU) (Frankfurt: KNC) (OTC-BB-Other; CRUGF.PK) today announced:-

Group Update

Crew Gold Corporation provides the following update on group operations for the third quarter just ended:

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LEFA upgrade and rectification program progresses according to plan

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LEFA Q3 production reduced due to excessive regional rainfall during the quarter

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Interim reserve and resource report to be released in Q4

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Maco (Masara) mine review in progress

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Maco (Masara) copper porphyry potential evaluation to be fast tracked. Ongoing discussion with possible joint venture partners

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Nalunaq hits highest production rate ever in the month of September

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Nugget Pond Plant continues to process tonnage above name plate capacity.

LEFA

During the quarter production continued at LEFA while the commissioning and upgrade of the plant progressed. The ordering of new equipment was completed and there were no significant changes to the scope nor cost of the upgrade and rectification project. A total of 3.5 million litres of heavy fuel oil (HFO) were delivered to site in the early part of the quarter in anticipation of the completion of the conversion of the power plant from diesel to HFO. The impact of the conversion should result in a reduction in the cost of power generation and an effective expansion of the fuel storage capability at site as the bulk of the diesel will then be required only for the open pit mining fleet mobile equipment.  Technicians arrived on site at the end of September and the conversion is expected to be completed during the fourth quarter.

Q3 is the rainy season in West Africa. This year, as reported extensively in the media, the rain fall has been the most severe recorded in many years for the region. This has had an extensive impact on the local, unsealed roads. The delivery of consumables, diesel in particular, has been hampered due to flooding and poor road conditions between Conakry and the mine. In the last week of September, mine operations were curtailed to ensure sufficient quantities of fuel were available to maintain essential services. On Thursday the 4th of October the first 13 of 43 fuel tankers on route to LEFA arrived at site. There are still some segments of the road that are in extremely poor condition, but consistent fuel supply is returning to normal as the rivers subside and the roads are repaired. Normal mine and plant operations are expected to resume over the next two days and production is expected to improve and continue building up as the pits dry out.

The weather has not had any significant impact on the upgrade and rectification project. Scheduled maintenance is being performed during the slowdown in operations, as is preparation for the installation of the new equipment. The new equipment is scheduled to arrive starting in late November, as delivery issues during the rainy season were anticipated. There are no delays anticipated in delivery at this time.  Moving forward into 2008, the ability to operate the power plant with HFO will effectively double the fuel storage capacity of the site. This together with a build up of the fresh ore stock pile before the 2008 wet season and onwards should assist in minimizing the impact of any future extended rainy seasons.

In our last report we anticipated issuing an interim reserve and resource report prior to the end of Q3. The weather situation has caused longer lead time on most services in the region and we have just received final assay results. Calculations are now being done and the resource and reserve update will be released later this quarter.

Maco

Masara Mine in the Philippines has been renamed Maco Mine to recognize the entire municipality where the mining occurs rather than one particular village near the mine.

As discussed in our last update on August 14, 2007 the 500 tonne per day pilot plant has continued to operate on development ore as the number of faces for production increases and mine development expands. The technical review of the mill expansion continued throughout the quarter. The design of the expansion of the tailings management facility was completed and tenders for its construction were received. The expanded tailings facility will be constructed in two phases to reduce the immediate impact on cash flow and the first phase of the facility will allow for production into late 2008. As of this date contracts have not been awarded.

Tests through the pilot plant are being carried out to determine the preferred treatment process for the different grades of ore. The mine plan is undergoing a complete review which will determine the final capacity of the expansion project.

Staff training has been a major focus of the past quarter. Due to the limited availability of qualified mining personnel in the area, expatriate staff has been engaged in the planning of the training programs in mining and equipment maintenance. An expatriate training manager has been appointed and training programs have commenced.

A new General Manager was recruited during the quarter and started at the beginning of September. Mr. Fernando (Ferdie) Agustin was previously employed by Philex Mining Corporation, the largest Philippine-owned mining company in the country, and has over 20 years of mine site operations and management experience. Ferdie has taken on the role of VP Operations and Resident Manager and is stationed at the mine site. In addition, a new corporate administrative manager has been recruited. Mr. Deo Contreras Jr. also comes from Philex and has over 40 years of experience in the industry. Deo is based in Manila and has the role of EVP and General Counsel.

The company has for some time been evaluating the copper-gold porphyry potential on the Maco property.  After having been approached by a number of companies we have now commenced discussions with a limited number of major international mining companies relating to exploration and development of the copper-gold porphyry systems existing on the concession.

Nalunaq/Nugget Pond

Nalunaq mine performance has continued to improve with the average daily production for the month of September reaching 510 tonnes per day. This exceeds, for the first time, the target of 500 tonnes per day for an entire month. Shipping of ore to Nugget Pond continued throughout the quarter as planned.  Throughput at Nugget Pond continued at between 450 and 500 tonnes per day. The production results of the combined operations were above expectations for the quarter.

Q3 results including the detailed financial statements and Management’s Discussion and Analysis will be released during the week of November 12th, 2007.

Jan Vestrum states:

“The execution of the LEFA upgrade and rectification is proceeding according to previously announced plans. All required components have been ordered and are currently anticipated to be delivered on schedule. Management continues to focus on LEFA and the development of increased reserves and resources.

We believe that the completion of the upgrade and rectification at LEFA combined with the improved performance of Nalunaq and the potential at Maco will give Crew a strong base for future growth”

Jan A Vestrum

President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as "believes", "anticipates", "continue", "could", "expects", "indicates", "plans", "will", "may", "projects", "would" or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew's actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading "Risks and Uncertainties" in Crew's Annual Information Form dated April 2, 2007, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.

www.crewgold.com

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